Exhibit 99.1

Zhihu Inc. Reports Unaudited Third Quarter 2023 Financial Results

BEIJING, China, November 29, 2023 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter ended September 30, 2023.

Third Quarter 2023 Highlights

●	Total revenues were RMB1,022.2 million (US$140.1 million) in the third quarter of 2023, representing a 12.1% increase from the same period of 2022.

●	Net loss was RMB278.4 million (US$38.2 million) in the third quarter of 2023, narrowed by 6.5% from the same period of 2022.

●	Adjusted net loss (non-GAAP)[1] was RMB225.3 million (US$30.9 million) in the third quarter of 2023, narrowed by 10.1% from the same period of 2022.

●	Average monthly active users (MAUs)[2] reached 110.5 million in the third quarter of 2023.

●	Average monthly subscribing members[3] reached 14.8 million in the third quarter of 2023, representing a 35.9% increase from the same period of 2022.

“Our significant strides in commercialization and the vibrant dynamism across the Zhihu community once again drove sustainable business growth during the third quarter of 2023. Our total revenues for the quarter continued their year-over-year growth momentum, fueled by accelerated development in paid memberships and our vocational training business,” said Mr. Yuan Zhou, chairman and CEO of Zhihu. “We will devote more resources to our multi-engine monetization strategy on a mid- to long-term basis. This strategy enabled us to deliver resilient revenue growth this year despite the macro uncertainties. I am committed to narrowing losses by improving strategy execution. Zhihu will continue to integrate cutting-edge AI technology into its products and business operations to enhance content quality and user experience.”

Mr. Henry Sha, CFO of Zhihu, added, “We achieved another strong quarter with total revenues increasing by 12.1% year over year. Among our various revenue streams, our paid membership revenue grew by 39.2% while our vocational training business soared 85.6%, both year over year. We further enhanced our gross margin through ongoing cost efficiency refinements. Despite the challenging economic climate, we are well-positioned to execute our growth strategy and achieve our financial targets.”

Third Quarter 2023 Financial Results

Total revenues were RMB1,022.2 million (US$140.1 million) in the third quarter of 2023, representing a 12.1% increase from RMB911.7 million in the same period of 2022.

Marketing services revenue[4] was RMB383.0 million (US$52.5 million), compared with RMB461.9 million in the same period of 2022.

Paid membership revenue was RMB466.8 million (US$64.0 million), representing a 39.2% increase from RMB335.4 million in the same period of 2022. The increase was primarily driven by the continued growth of our subscribing members.

Vocational training revenue was RMB144.8 million (US$19.8 million), representing an 85.6% increase from RMB78.0 million in the same period of 2022. The significant increase was primarily attributable to our further enriched online course offerings and the revenue contributions from our recently acquired businesses in the period.

Other revenues were RMB27.6 million (US$3.8 million), compared with RMB36.3 million in the same period of 2022.

Cost of revenues increased by 1.4% to RMB473.7 million (US$64.9 million) from RMB467.3 million in the same period of 2022. The increase was primarily due to the growth of content and operating costs as we continued to enhance our content attractiveness, and an increase in staff costs, partially offset by the decrease in cloud services and bandwidth costs.

Gross profit increased by 23.4% to RMB548.5 million (US$75.2 million) from RMB444.4 million in the same period of 2022. Gross margin expanded to 53.7% from 48.7% in the same period of 2022, primarily attributable to our enhanced monetization efforts and the improvement of cloud services and bandwidth utilization efficiency.

Total operating expenses were RMB898.6 million (US$123.2 million), compared with RMB723.0 million in the same period of 2022.

Selling and marketing expenses increased to RMB534.3 million (US$73.2 million) from RMB478.3 million in the same period of 2022. The increase reflects our continued efforts in promoting our product and service offerings.

Research and development expenses increased to RMB249.7 million (US$34.2 million) from RMB160.8 million in the same period of 2022. The increase was primarily attributable to our increased spending on technology innovation.

General and administrative expenses increased to RMB114.6 million (US$15.7 million) from RMB83.9 million in the same period of 2022. The increase was primarily due to higher rental expenses and the increased share-based compensation expenses from our business acquisition.

Loss from operations increased to RMB350.1 million (US$48.0 million) from RMB278.6 million in the same period of 2022.

Adjusted loss from operations (non-GAAP)[1] increased to RMB295.9 million (US$40.6 million) from RMB231.0 million in the same period of 2022.

Net loss was narrowed by 6.5% to RMB278.4 million (US$38.2 million) from RMB297.6 million in the same period of 2022.

Adjusted net loss (non-GAAP)[1] was narrowed by 10.1% to RMB225.3 million (US$30.9 million) from RMB250.6 million in the same period of 2022.

Diluted net loss per American Depositary Share (“ADS”) was RMB0.47 (US$0.06), compared with RMB0.49 in the same period of 2022.

Cash and cash equivalents, term deposits and short-term investments

As of September 30, 2023, the Company had cash and cash equivalents, term deposits and short-term investments of RMB5,654.2 million (US$775.0 million), compared with RMB6,261.5 million as of December 31, 2022.

Share Repurchase Program

As of September 30, 2023, 18.3 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) had been repurchased for a total price of US$42.6 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing US$100 million share repurchase program established in May 2022 and extended in May 2023 (the “Repurchase Program”), which is effective until June 10, 2024. The repurchases made under the Repurchase Program were covered by the general unconditional mandate to purchase the Company’s own shares approved by shareholders at the Company’s annual general meetings held on June 10, 2022 and June 30, 2023, respectively.

[1] Adjusted loss from operations and adjusted net loss are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[3] Monthly subscribing members refers to the number of our Yan Selection members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[4] Starting with the first quarter of 2023, we report revenues generated from advertising and content-commerce solutions collectively as “marketing services revenue” to better present our business and results of operation in line with our overall strategies. Revenues for the applicable comparison periods of 2022 have been retrospectively re-classified.

Conference Call

The Company’s management will host an earnings conference call at 6:00 a.m. U.S. Eastern Time on November 29, 2023 (7:00 p.m. Beijing/Hong Kong time on November 29, 2023).

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10184549/fb0dd38135

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call, until December 6, 2023, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4452699

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2960 to US$1.00, the exchange rate in effect as of September 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Marketing services	461,938	412,740	382,962	52,489	1,384,093	1,187,839	162,807
Paid membership	335,435	449,098	466,784	63,978	828,273	1,370,651	187,863
Vocational training	78,004	144,520	144,795	19,846	163,675	396,313	54,319
Others	36,334	37,851	27,622	3,786	114,913	105,789	14,500
Total revenues	911,711	1,044,209	1,022,163	140,099	2,490,954	3,060,592	419,489
Cost of revenues	(467,327)	(482,131)	(473,712)	(64,928)	(1,311,425)	(1,437,844)	(197,073)
Gross profit	444,384	562,078	548,451	75,171	1,179,529	1,622,748	222,416

Selling and marketing expenses	(478,279)	(540,593)	(534,328)	(73,236)	(1,517,239)	(1,520,486)	(208,400)
Research and development expenses	(160,760)	(236,245)	(249,662)	(34,219)	(550,867)	(668,867)	(91,676)
General and administrative expenses	(83,944)	(112,460)	(114,564)	(15,702)	(498,866)	(327,462)	(44,882)
Total operating expenses	(722,983)	(889,298)	(898,554)	(123,157)	(2,566,972)	(2,516,815)	(344,958)

Loss from operations	(278,599)	(327,220)	(350,103)	(47,986)	(1,387,443)	(894,067)	(122,542)

Other income/(expenses):
Investment income	23,138	11,793	11,617	1,592	64,458	29,416	4,032
Interest income	14,598	39,987	40,363	5,532	34,433	119,843	16,426
Fair value change of financial instruments	(79,322)	(9,016)	(7,352)	(1,008)	(172,066)	(19,950)	(2,734)
Exchange gains/(losses)	28,302	7,076	(393)	(54)	73,273	1,034	142
Others, net	(3,047)	644	27,227	3,732	(116)	34,204	4,688

Loss before income tax	(294,930)	(276,736)	(278,641)	(38,192)	(1,387,461)	(729,520)	(99,988)
Income tax (expense)/benefit	(2,655)	(2,330)	256	35	(11,428)	(6,903)	(946)
Net loss	(297,585)	(279,066)	(278,385)	(38,157)	(1,398,889)	(736,423)	(100,934)
Net income attributable to noncontrolling interests	(2,590)	(775)	(289)	(40)	(2,590)	(3,447)	(472)
Net loss attributable to Zhihu Inc.’s shareholders	(300,175)	(279,841)	(278,674)	(38,197)	(1,401,479)	(739,870)	(101,406)

Net loss per share
Basic	(0.98)	(0.92)	(0.94)	(0.13)	(4.60)	(2.45)	(0.34)
Diluted	(0.98)	(0.92)	(0.94)	(0.13)	(4.60)	(2.45)	(0.34)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(0.49)	(0.46)	(0.47)	(0.06)	(2.30)	(1.22)	(0.17)
Diluted	(0.49)	(0.46)	(0.47)	(0.06)	(2.30)	(1.22)	(0.17)

Weighted average number of ordinary shares outstanding
Basic	306,621,507	304,068,362	297,742,064	297,742,064	304,837,976	302,063,397	302,063,397
Diluted	306,621,507	304,068,362	297,742,064	297,742,064	304,837,976	302,063,397	302,063,397

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	(411)	2,146	1,630	223	8,198	8,176	1,121
Selling and marketing expenses	6,647	6,384	5,741	787	19,315	20,883	2,862
Research and development expenses	16,608	14,941	13,758	1,886	46,672	49,904	6,840
General and administrative expenses	22,002	28,976	27,662	3,791	257,165	78,193	10,717

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2022	As of September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,525,852	3,133,073	429,423
Term deposits	948,390	1,147,648	157,298
Short-term investments	787,259	1,373,502	188,254
Trade receivables	834,251	624,251	85,561
Amounts due from related parties	24,798	12,834	1,759
Prepayments and other current assets	199,249	330,762	45,335
Total current assets	7,319,799	6,622,070	907,630
Non-current assets:
Property and equipment, net	7,290	10,865	1,489
Intangible assets, net	80,237	126,399	17,324
Goodwill	126,344	191,077	26,189
Long-term investments	-	30,000	4,112
Right-of-use assets	100,119	44,772	6,137
Other non-current assets	22,450	23,072	3,162
Total non-current assets	336,440	426,185	58,413
Total assets	7,656,239	7,048,255	966,043
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	916,112	954,069	130,766
Salary and welfare payables	283,546	287,626	39,422
Taxes payables	25,975	14,621	2,004
Contract liabilities	355,626	359,325	49,250
Amounts due to related parties	24,861	9,187	1,259
Short term lease liabilities	53,190	47,784	6,549
Other current liabilities	165,531	238,980	32,755
Total current liabilities	1,824,841	1,911,592	262,005
Non-current liabilities
Long term lease liabilities	43,367	3,657	501
Deferred tax liabilities	11,630	23,642	3,240
Other non-current liabilities	82,133	127,487	17,474
Total non-current liabilities	137,130	154,786	21,215
Total liabilities	1,961,971	2,066,378	283,220

Total Zhihu Inc.’s shareholders’ equity	5,653,696	4,894,135	670,797
Noncontrolling interests	40,572	87,742	12,026
Total shareholders’ equity	5,694,268	4,981,877	682,823

Total liabilities and shareholders’ equity	7,656,239	7,048,255	966,043

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(278,599)	(327,220)	(350,103)	(47,986)	(1,387,443)	(894,067)	(122,542)
Add:
Share-based compensation expenses	44,846	52,447	48,791	6,687	331,350	157,156	21,540
Amortization of intangible assets resulting from business acquisition	2,763	5,365	5,365	735	7,563	14,220	1,949
Adjusted loss from operations	(230,990)	(269,408)	(295,947)	(40,564)	(1,048,530)	(722,691)	(99,053)

Net loss	(297,585)	(279,066)	(278,385)	(38,157)	(1,398,889)	(736,423)	(100,934)
Add:
Share-based compensation expenses	44,846	52,447	48,791	6,687	331,350	157,156	21,540
Amortization of intangible assets resulting from business acquisition	2,763	5,365	5,365	735	7,563	14,220	1,949
Tax effects on non-GAAP adjustments	(600)	(1,069)	(1,069)	(146)	(1,800)	(2,738)	(375)
Adjusted net loss	(250,576)	(222,323)	(225,298)	(30,881)	(1,061,776)	(567,785)	(77,820)